

October 19, 2010

James P. Dore
Chief Financial Officer
Bitstream Inc.
500 Nickerson Road
Marlborough, MA 01752

> **Re:** **Bitstream Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Amendment No. 1 to Form 8-K Filed August 18, 2010**
> **File No. 000-21541**

Dear Mr. Dore:

We have reviewed your letter dated August 25, 2010 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 11, 2010.

Amendment No. 1 to Form 8-K Filed August 18, 2010

Item 9.01 Financial Statements and Exhibits

Exhibit 99.1

1. Please explain to us your use of the term "Carve-Out" in connection with your presentation of the financial statements of Press-Sense Ltd. as of and for the periods ended December 31, 2009 and 2008. As part of your response, please confirm whether the financial statements presented represent the full financial statements of Press-Sense Ltd. for these periods.

2.   Please tell us how you considered Rule 8-04(c)(1) of Regulation S-X. In this regard, we note that you have not provided interim financial statements for Press-Sense Ltd.

<u>Exhibit 99.2</u>

3.   We note that the pro forma balance sheet combines the Bitstream balance sheet as of March 31, 2010 and the Press-Sense Ltd. balance sheet as of December 31, 2009. Please explain your basis for using the Press-Sense Ltd. balance sheet as of December 31, 2009 rather than the balance sheet as of March 31, 2010. Refer to any authoritative guidance you relied upon.

      You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding these comments. If you need further assistance, you may contact me at (202) 551-3406.

      Sincerely,

      Patrick Gilmore
      Accounting Branch Chief